UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

August 13, 2019

Commission File Number 1-14728

LATAM Airlines Group S.A.

(Translation of Registrant’s Name Into English)

Presidente Riesco 5711, 20th floor

Las Condes

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

LATAM AIRLINES GROUP REPORTS CONSOLIDATED OPERATING INCOME OF US$40.2 MILLION FOR SECOND QUARTER 2019, TOTALING US$122.3 MILLION FOR FIRST HALF 2019

Santiago, Chile, August 13, 2019 – LATAM Airlines Group S.A. (NYSE: LTM; IPSA: LTM), the leading airline group in Latin America, announced today its consolidated financial results for the second quarter ending June 30, 2019. “LATAM” or “the Company” makes reference to the consolidated entity, which includes passenger and cargo airlines in Latin America. All figures were prepared in accordance with International Financial Reporting Standards (IFRS), including the recent adoption of IFRS16 accounting standard, and are expressed in U.S. dollars. The Brazilian real / US dollar average exchange rate for the quarter was BRL 3.92 per USD.

Highlights

●	In the second quarter of 2019, LATAM Airlines Group reported an operating income of US$40.2 million and an operating margin of 1.7%. The Company’s net result improved by US$144.9 million year-over-year to a US$62.8 million net loss in second quarter 2019.

●	Total revenues rose 0.5% year-on-year in the second quarter of 2019 to US$2,370.0 million. This increase was driven by a 3.2% increase in passenger revenues as a result of 4.8% capacity growth (measured in available seat kilometer (ASK)). Revenue per ASK (RASK) for domestic operations in Brazil rose 29% in Brazilian Real, offsetting most of RASK declines in the international and domestic Spanish Speaking Countries operations, the latter declining due to currency devaluation. On the other hand, cargo revenues declined 10.2% influenced by currency devaluation.

●	Total operating expenses increased 1.1% year-over-year in the second quarter to US$2,329.8 million, driven by a 5.2% increase in fuel costs due to a 6.7% increase in fuel consumption. Excluding fuel, total operating expenses declined 0.7% year-on-year in the second quarter. Cost per ASK fell 3.5% year-over-year, while costs per ASK excluding fuel decreased 5.2% year-over-year as a result of the positive effect of currency devaluation of the currencies on costs denominated in local currency, as well as the implementation of the Company’s cost saving initiatives.

●	During the second quarter, LATAM and its affiliates transported more than 16.8 million passengers, an increase of 1.4 million passengers compared with the second quarter of 2018. In the group’s domestic markets alone, passengers carried rose by 1.3 million, representing an increase of 11% year-on-year and reflecting the healthy demand in those countries.

●	In May 2019, Chile’s Supreme Court ruled against the implementation of the Joint Business Agreements between LATAM Airlines and American Airlines and IAG – the holding company of British Airways and Iberia. These agreements had been previously approved by Chile’s competition court (Tribunal de Defensa de Libre Competencia) and have been approved by other pertinent jurisdictions in the region, including Brazil, Colombia and Uruguay. In light of this new scenario in Chile, LATAM is evaluating the potential alternatives, including the implementation of these agreements consistent with the Supreme Court’s ruling.

●	As previously announced in the first quarter results, LATAM Airlines Brazil completed the merger with Multiplus after acquiring 100% of its outstanding shares.

●	During the second quarter of 2019, LATAM Airlines Group was named the ‘Best Airline in South America’ by Skytrax World Airline Awards, which are based on passenger feedback. LATAM was also distinguished for the ‘Best Business Class’, ‘Best Business Class Lounge’ and ‘Best Economy Class’ in South America. These awards motivate LATAM to continue working towards its commitment of offering an industry-leading travel experience and to maintain passenger preference.

●	In July, LATAM issued an additional US$200 million of its 7.000% Senior Notes, which are due in 2026 at a yield to maturity of 5.979%. The proceeds were used in a cash tender offer to prepay US$238 million of the LATAM2020 bond, which matures in June 2020.

●	On July 9th, Fitch Ratings upgraded LATAM’s corporate credit rating to BB- (from B+), with a ‘stable’ outlook, as a result of the Company’s debt reduction, financial flexibility and consistently high liquidity levels in recent years.

●	Finally, LATAM strengthened its sustainability commitments in July with the launch of ‘Recycle your Journey’, a program to recycle waste from Mercado LATAM, the company’s buy-on-board food service. As part of the airline group’s wider sustainability strategy and its commitment to being a leader in on-board recycling, this initiative will be gradually implemented throughout LATAM’s operation in Latin America. Between August and December 2019, LATAM projects that it will recycle more than 20 tons of waste from domestic flights in Chile, and, by the end of 2020, it expects to recycle more than 55 tons of on-board waste per year.

MANAGEMENT COMMENTS ON THE SECOND QUARTER 2019

During the second quarter 2019, LATAM Airlines Group carried 1.4 million passengers more than the same period last year and over the past 12 month has transported more than 71 million passengers for the first time since the association between LAN and TAM. This growth has been especially strong in LATAM’s domestic markets, both in Brazil and in Spanish-speaking Countries, which accounted for 1.3 million of the additional passengers in the quarter.

In Brazil, the local regulator has begun to redistribute the slots that became available at different airports, which will enable LATAM Airlines Brazil to accelerate growth in the second half of 2019.

Passengers carried by the affiliates in domestic Spanish-speaking Countries operations continue to grow, while its consolidated RASK continues to show increases measured in local currency as a result of a healthy demand environment. LATAM Airlines Brazil domestic operations showed a strong RASK increase of 29.5% in local currency, which helped to offset RASK declines in international operations that continue to be affected by the impact of currency devaluations on international demand. As a result, consolidated RASK declined by 1.5% year-on-year, compared with a 12.3% decline in the first quarter of 2019.

During the quarter, LATAM made further advances as part of its commitment to providing an industry-leading customer experience. As planned, LATAM Airlines Brazil merged with Multiplus S.A. after completing the acquisition of 100% of its outstanding shares. In addition, LATAM Airlines Brazil received the first Boeing 777 with the Company’s new cabin configuration, which is designed to offer an industry-leading on-board experience with more options, flexibility and personalization, to better serve different passenger needs. With the gradual introduction of the new cabins across more than half of LATAM Airlines Group’s global fleet, the Company will also increase system capacity by adding more seats per aircraft, thereby reducing costs per ASK.

LATAM’s focus on customer experience was recognized once again by Skytrax World Airline Awards, where LATAM was named the ‘Best Airline in South America’, and was also distinguished for the ‘Best Business Class’, ‘Best Business Class Lounge’ and ‘Best Economy Class’ in South America. In addition, LATAM Airlines Group was the most punctual airline in the world in April and June 2019 (and second in May 2019), according to Flightstats’ Global Airlines Performance ranking. These awards reflects the Company’s ongoing commitment to improving its passengers’ travel experience.

management discussion and analysis of SECOND Quarter 2019 Results

Total revenues in the second quarter 2019 totaled US$2,370.0 million, compared to US$2,357.4 million in second quarter 2018. The 0.5% increase was composed by a 3.2% increase in passenger revenues, offset by a 10.2% decrease in cargo revenues and 19.9% decrease in other revenues. Passenger and cargo revenues accounted for 85.2% and 11.4% of the total operating revenue of the quarter, respectively.

Passenger revenues increased 3.2% during the quarter as a result of a 4.8% increase in capacity, offset by a decrease of 1.5% in consolidated passenger unit revenue (RASK). The passenger RASK decline resulted from a 3.6% yield reduction together with a load factor increase of 1.8 p.p. Declines in RASK were explained mainly by the devaluation of currencies in the region and its effect on international passenger demand.

Revenues per ASK for LATAM’s main passenger business units are shown in the table below:

	For the three month period ended June 30
	RASK		ASK		Load Factor
	(US cents)		(millions)
	2Q19	% Change (YoY)	2Q19	% Change (YoY)	2Q19	% Change (YoY)

Business Unit
Domestic SSC	6.5	-7.3%	6,038	16.4%	79.5%	-0,8	pp
Domestic Brazil	6.7	18.7%*	9,115	1.3%	79.9%	2,7	pp
International	5.4	-12.1%	19,683	3.3%	86.1%	2,2	pp
Total	5.8	-1.5%	34,836	4.8%	83.3%	1.8	pp

*	RASK in domestic Brazil increased 29.5% measured in BRL

Note: revenues include ticket revenue, breakage, ancillary, frequent flyer program revenues and other revenues

The domestic operations of LATAM Airlines Group’s Spanish Speaking Country affiliates (SSC) –which include LATAM Airlines Chile, LATAM Airlines Peru, LATAM Airlines Argentina, LATAM Airlines Colombia and LATAM Airlines Ecuador– accounted for 19.1% of total passenger revenue in the quarter. Their consolidated capacity increased 16.4% year-over-year, mainly in Peru and Chile, while traffic measured in RPK rose 15.2%, resulting in a 0.8 percentage points decline in load factor to 79.5%. Revenue per ASK in USD decreased 7.3% in the quarter as a result of the depreciation of local currencies, especially the Argentinian and Colombian Peso.

In Brazil’s domestic passenger operation – which represented 29.6% of total passenger revenues in the quarter – LATAM Airlines Brazil increased its domestic capacity by 1.3% year-over-year, while traffic measured in RPK increased 4.8% in the same period, thus consolidated load factor rose 2.7 percentage points to 79.9%. Revenues per ASK increased 18.7% year-over-year due to a lower comparison base due to the trucker’s strike in the second quarter 2018 and continued recovery in domestic demand, partially offset by the devaluation of the Brazilian real, as in local currency revenues per ASK increased by 29.5% year-over-year.

International passenger operations accounted for 51.3% of total passenger revenues. Consolidated capacity increased 3.3% year-over-year in the quarter, while international traffic rose 6.0%. As a result, passenger load factor increased by 2.2 percentage points to 86.1%. Consolidated RASK declined 12.1%, mainly driven by lower demand from Argentina and capacity pressures in long haul routes from Brazil to Europe.

Cargo revenues decreased by 10.2% in the quarter, reaching US$269.3 million, partially affected by the sale of our former Mexican subsidiary MasAir in the second half of 2018 that reduced our cargo revenues by approximately US$10 million. Excluding MasAir, cargo yield declined by 4.6% while load factor rose 1.3 percentage points to 55.8%. As a result, cargo revenues per ATK declined by 2.2% in comparison to the same quarter of the previous year. Import markets continued to show declines year-over-year, especially to Brazil and Argentina driven by weaker currencies and general economic uncertainty. On the other hand, export markets continue improving, especially salmon from Chile.

Other revenues totaled US$81.0 million in the second quarter of 2019, US$20.1 million less compared to the same period of last year. This year-over-year decline is mainly due to revenues from sale & leaseback transactions recognized in second quarter 2018.

Total operating expenses in the second quarter amounted to US$2,329.8 million, a 1.1% increase compared to the same period of 2018 mainly due to the 4.8% increase in total capacity. As a result, cost per ASK declined by 3.5% and Cost per ASK excluding fuel costs declined by 5.2% in the same period. Changes in operating expenses were mainly explained by:

●	Wages and benefits decreased 0.8%, explained by a 2.7% decline in the average headcount during the quarter, in line with the company’s cost efficiency efforts.
●	Fuel costs rose 5.2%, as a result of a 6.7% increase in fuel consumption. The latter was partially offset by a 4.3% decrease in the average fuel price per gallon (excluding hedge) as compared to the second quarter of 2018. In the second quarter 2019, the Company recognized a US$4.3 million loss related to hedging contracts.
●	Commissions to agents decreased 2.6% mainly due to a decline of 2.9% in cargo traffic (RTK).
●	Depreciation and amortization rose 4.2% due to 6 more aircraft on average in our fleet compared to the same period of 2018.
●	Other rental and landing fees increased 2.7%, mainly due to higher passenger operations as well as higher costs related to ground handling operations.
●	Passenger service expenses declined by 15.4% due to lower fixed costs associated with the outsourcing of catering services and lower rate of passenger contingencies during the quarter compared to the same period of 2018 due to the strikes in Chile and in Brazil last year.
●	Maintenance expenses remained flat year-over-year, as the Company recognized similar redelivery costs in 2018 and in 2019, both years redelivering one aircraft.
●	Other operating expenses decreased 5.2%, mainly due to a decline in costs related to the passenger service system, as the company unified the reservation platform across the entire airline group in the second quarter of last year.

Non-operating results

●	Interest income decreased by US$6.4 million year-over-year to US$6.3 million in second quarter 2019, mainly due to a lower return on financial investments of Multiplus as a result of the devaluation of the Brazilian real.
●	Interest expense increased 1.9% to US$141.8 million in the second quarter 2019, from US$139.2 million in the same period of 2018, mainly due to the issuance of US$600 million senior unsecured notes in February 2019.
●	Under Other income (expense), the Company registered a US$28.1 million net gain, including a US$24.0 million in foreign exchange gain. This compares to the US$146.0 million net loss in other income (expense) in the second quarter of 2018, which included a foreign exchange loss of US$177.8 million.

Net loss in the second quarter amounted to US$62.8 million, compared with US$207.8 million loss in the same period of 2018, mainly explained by an improvement of US$201.8 million in the foreign exchange result in second quarter 2019 compared with 2018.

LIQUIDITY AND FINANCING

By the end of the quarter, LATAM´s financial debt amounted to US$7.7 billion, a 1.2% increase compared to previous quarter, while leverage reached 4.5x from 4.3x in March 2019. For the balance of 2019, the Company has roughly US$591 million in debt maturities.

At the end of the second quarter 2019, LATAM reported US$1,381 million in cash and cash equivalents, including certain highly liquid investments accounted as other current financial assets. Furthermore, the Company´s liquidity position was enhanced by US$600 million of an undrawn revolving credit facility1 (RCF) line. Thus, LATAM’s liquidity position amounted to 19.5% of the last twelve months’ net revenue by June 30, 2019.

Regarding hedging, the main objective of LATAM Airlines Group Hedge Policy is to protect medium term liquidity risk from fuel price increases, while benefiting from fuel price reductions by building option structures with a cap and a floor (3-ways collar and 4-ways collar). Accordingly, the Company hedges a portion of its estimated fuel consumption. Hedge positions per quarter for the next months are shown in the table below:

	3Q19	4Q19	1Q20	2Q20

Hedge positions
Estimated Fuel consumption hedged	60%	53%	45%	38%

LATAM FLEET PLAN

LATAM continues to wet lease one Airbus A330 from the Spanish airline Wamos and dry lease one Boeing 777-200 from Boeing Capital to mitigate the impact of Rolls Royce’s Trent 1000 engine maintenance program on the availability of its Boeing 787 aircraft.

Fleet commitments for 2019 amount to US$1,197 million, with approximately US$676 million accounting for capital expenditures. To date, LATAM has successfully financed all of its 2019 deliveries with a combination of sales & leasebacks and JOLCO financing, comprising senior secured debt and Japanese equity. For 2020, expected fleet commitments amount to US$708 million. The Company is constantly working on adjusting its fleet to the current demand environment, so it can optimize its utilization and thus maximize profitability.

1 Subject to borrowing base availability

The table below reflects the updated fleet plan of LATAM until 2021:

By year end	2018	2019E	2020E	2021E

Passenger Aircraft
Narrow Body
Airbus A319-100	46	46	41	41
Airbus A320-200	126	132	128	118
Airbus A320 Neo	4	13	18	24
Airbus A321-200	49	49	49	49
Airbus A321 Neo	-	-	4	9
TOTAL	225	240	240	241

Wide Body
Boeing 767-300	35	31	29	28
Airbus A350-900	7	10	12	15
Boeing 777-300 ER	10	10	10	10
Boeing 787-8	10	10	10	10
Boeing 787-9	14	16	18	20
TOTAL	76	77	79	83

Cargo Aircraft
Boeing 767-300F	9	11	11	11
TOTAL	9	11	11	11

TOTAL OPERATING FLEET	310	328	330	335

Subleases
Airbus A320-200	5	5	5	5
Airbus A350-900	2	3	1	-
Boeing 767-300F	1	1	1	1
TOTAL	8	9	7	6

TOTAL FLEET	318	337	337	341

Fleet Commitment (US$ million)	311	1,197	708	1,118

GUIDANCE

LATAM maintains its guidance for 2019, estimating an operating margin for the full year 2019 in the range of 7.0% to 9.0% and a capacity growth for 2019 between 3% and 5%. (see table below).

2019
Guidance

ASK Growth (Passenger)	Total Network	3% - 5%
	International	0% - 2%
	Brazil Domestic	5% - 7%
	SSC Domestic	8% - 10%

ATK Growth (Cargo)		0% - 2%

Operating Margin		7.0% - 9.0%

LATAM filed its quarterly financial statements for the three-month period ended June 30, 2019 with the Comisión para el Mercado Financiero of Chile on August 13, 2019. These financial statements will be available in Spanish and English languages at http://www.latamairlinesgroup.net.

About LATAM Airlines Group S.A.

LATAM Airlines Group is Latin America’s leading airline group with one of the largest route networks in the world, offering air services to around 143 destinations in 25 countries, and is present in six domestic markets in Latin America: Argentina, Brazil, Chile, Colombia, Ecuador and Peru, in addition to its international operations in Latin America, Europe, the United States, the Caribbean, Oceania, Africa and Asia.

The Group employs approximately 41.000 people worldwide, operating more than 1,300 flights per day and transporting 69 million passengers per year.

LATAM Airlines Group has a young and modern fleet. Its 317 aircraft average an age of around nine years and feature the latest models including the Boeing 787, Airbus A350, A321 and A320neo.

LATAM Airlines Group is the only airlines group in Latin America and one of three worldwide to be part of the Dow Jones Sustainability ‘World’ Index. In 2018, it was recognized by the index for sustainable practices, based on economic, social and environmental criteria, for the fifth consecutive year.

LATAM Airlines Group shares are traded on the Santiago Stock Exchange and the New York Stock Exchange in the form of ADRs.

For any commercial or brand related query, visit www.latam.com. Further financial information is available via http://www.latamairlinesgroup.net

Note on Forward-Looking Statements

This report contains forward-looking statements. Such statements may include words such as “may” “will,” “expect,” “intend,” “anticipate,” “estimate,” “project,” “believe” or other similar expressions. Forward-looking statements are statements that are not historical facts, including statements about our beliefs and expectations. These statements are based on LATAM’s current plans, estimates and projections and, therefore, you should not place undue reliance on them. Forward-looking statements involve inherent known and unknown risks, uncertainties and other factors, many of which are outside of LATAM’s control and difficult to predict. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors and uncertainties include in particular those described in the documents we have filed with the U.S. Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them, whether in light of new information, future events or otherwise.

LATAM Airlines Group S.A.

Consolidated Financial Results for the second quarter 2019 (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the three month period ended June 30
	2019	2018	% Change

REVENUE
Passenger	2,019,675	1,956,555	3.2%
Cargo	269,261	299,703	-10.2%
Other	81,021	101,096	-19.9%
TOTAL OPERATING REVENUE	2,369,957	2,357,354	0.5%

EXPENSES
Wages and Benefits	-432,241	-435,743	-0.8%
Aircraft Fuel	-721,356	-685,557	5.2%
Commissions to Agents	-52,707	-54,116	-2.6%
Depreciation and Amortization	-351,729	-337,436	4.2%
Other Rental and Landing Fees	-303,404	-295,390	2.7%
Passenger Services	-64,329	-76,004	-15.4%
Aircraft Maintenance	-107,955	-108,113	-0.1%
Other Operating Expenses	-296,043	-312,342	-5.2%
TOTAL OPERATING EXPENSES	-2,329,764	-2,304,701	1.1%

OPERATING INCOME	40,193	52,653	-23.7%
Operating Margin	1.7%	2.2%	-0.5	pp

Interest Income	6,309	12,740	-50.5%
Interest Expense	-141,799	-139,171	1.9%
Other Income (Expense)	28,101	-145,977	-119.3%

INCOME BEFORE TAXES AND MINORITY INTEREST	-67,196	-219,755	-69.4%
Income Taxes	3,767	13,882	-72.9%

INCOME BEFORE MINORITY INTEREST	-63,429	-205,873	-69.2%

Attributable to:
Shareholders	-62,817	-207,750	-69.8%
Minority Interest	-612	1,877	-132.6%

NET INCOME	-62,817	-207,750	-69.8%
Net Margin	-2.7%	-8.8%	6.2	pp

Effective Tax Rate	-5.6%	-6.3%	0.7	pp

EBITDA	391,922	390,089	0.5%
EBITDA Margin	16.5%	16.5%	0.0	pp.

LATAM Airlines Group S.A.

Consolidated Financial Results for the six-month period ended June (in thousands of US Dollars)

2018 periods have been re-expressed to reflect adoption of IFRS 16 accounting standards

	For the six month period ended June 30
	2019	2018	% Change

REVENUE
Passenger	4,187,657	4,274,570	-2.0%
Cargo	532,757	595,523	-10.5%
Other	174,811	217,797	-19.7%
TOTAL OPERATING REVENUE	4,895,225	5,087,890	-3.8%

EXPENSES
Wages and Benefits	-908,252	-950,286	-4.4%
Aircraft Fuel	-1,467,907	-1,403,411	4.6%
Commissions to Agents	-106,773	-114,236	-6.5%
Depreciation and Amortization	-703,373	-686,323	2.5%
Other Rental and Landing Fees	-626,225	-607,000	3.2%
Passenger Services	-128,575	-155,760	-17.5%
Aircraft Maintenance	-212,011	-206,790	2.5%
Other Operating Expenses	-619,793	-640,987	-3.3%
TOTAL OPERATING EXPENSES	-4,772,909	-4,764,793	0.2%

OPERATING INCOME	122,316	323,097	-62.1%
Operating Margin	2.5%	6.4%	-3.9	pp

Interest Income	12,200	24,927	-51.1%
Interest Expense	-280,245	-272,526	2.8%
Other Income (Expense)	34,977	-146,188	-123.9%

INCOME BEFORE TAXES AND MINORITY INTEREST	-110,752	-70,690	56.7%
Income Taxes	-9,274	-29,331	-68.4%

INCOME BEFORE MINORITY INTEREST	-120,026	-100,021	20.0%

Attributable to:
Shareholders	-122,891	-115,581	6.3%
Minority Interest	2,865	15,560	-81.6%

NET INCOME	-122,891	-115,581	6.3%
Net Margin	-2.5%	-2.3%	-0.2	pp

Effective Tax Rate	8.4%	41.5%	-33.1	pp

EBITDA	825,689	1,009,420	-18.2%
EBITDA Margin	16.9%	19.8%	-3.0	pp.

LATAM Airlines Group S.A.

Consolidated Operational Statistics

	For the three month period ended				For the six month period ended
	June 30				June 30
	2019	2018	% Change		2019	2018	% Change
System
Costs per ASK (US Cent)	6.7	6.9	-3.5%		6.6	6.9	-5.3%
Costs per ASK ex fuel (US Cents)	4.6	4.9	-5.2%		4.5	4.9	-7.0%
Fuel Gallons Consumed (millions)	300.2	281.3	6.7%		622.5	578.5	7.6%
Fuel Gallons Consumed per 1,000 ASKs	8.6	8.5	1.8%		8.5	8.4	1.7%
Fuel Price (with hedge) (US$ per gallon)	2.40	2.46	-2.3%		2.36	2.44	-3.3%
Fuel Price (without hedge) (US$ per gallon)	2.39	2.50	-4.3%		2.34	2.47	-5.3%
Average Trip Length (km)	1,720.0	1,753.6	-1.9%		1,740.5	1,755.8	-0.9%
Total Number of Employees (average)	40,706	41,832	-2.7%		40,816	42,454	-3.9%
Total Number of Employees (end of the period)	41,018	41,904	-2.1%		41,018	41,904	-2.1%

Passenger
ASKs (millions)	34,836	33,242	4.8%		72,824	68,861	5.8%
RPKs (millions)	29,025	27,095	7.1%		61,003	57,479	6.1%
Passengers Transported (thousands)	16,875	15,451	9.2%		35,049	32,736	7.1%
Load Factor (based on ASKs) %	83.3%	81.5%	1.8	pp	83.8%	83.5%	0.3	pp
Yield based on RPKs (US Cents)	7.0	7.2	-3.6%		6.9	7.4	-7.7%
Revenues per ASK (US cents)	5.8	5.9	-1.5%		5.8	6.2	-7.4%

Cargo
ATKs (millions)	1,521	1,594	-4.5%		3,125	3,204	-2.5%
RTKs (millions)	849	875	-2.9%		1,748	1,757	-0.5%
Tons Transported (thousands)	220	231	-4.6%		435	455	-4.5%
Load Factor (based on ATKs) %	55.8%	54.9%	0.9	pp	55.9%	54.8%	1.1	pp
Yield based on RTKs (US Cents)	31.7	34.3	-7.5%		30.5	33.9	-10.1%
Revenues per ATK (US Cents)	17.7	18.8	-5.9%		17.0	18.6	-8.3%

LATAM Airlines Group S.A.

Consolidated Balance Sheet (in thousands of US Dollars)

	As of June 30	As of December 31
	2019	2018

Assets:

Cash, and cash equivalents	1,061,348	1,081,642
Other financial assets	396,752	383,984
Other non-financial assets	281,441	290,476
Trade and other accounts receivable	1,208,917	1,162,582
Accounts receivable from related entities	6,849	2,931
Inventories	335,913	279,344
Tax assets	77,421	69,134
Non-current assets and disposal groups held for sale	51,407	5,768
Total current assets	3,420,048	3,275,861

Other financial assets	53,389	58,700
Other non-financial assets	215,695	227,541
Accounts receivable	4,884	5,381
Intangible assets other than goodwill	1,456,644	1,441,072
Goodwill	2,319,106	2,294,072
Property, plant and equipment	12,580,143	12,501,809
Tax assets	757	757
Deferred tax assets	278,378	273,529
Total non- current assets	16,908,996	16,802,861

Total assets	20,329,044	20,078,722

Liabilities and shareholders’ equity:

Other financial liabilities	2,314,264	1,794,286
Trade and other accounts payables	1,687,751	1,674,303
Accounts payable to related entities	214	382
Other provisions	4,996	4,794
Tax liabilities	2,199	3,738
Other non-financial liabilities	2,437,210	2,454,746
Liabilities included in disposal groups classified as held for sale	-	-
Total current liabilities	6,446,634	5,932,249

Other financial liabilities	8,341,443	8,359,462
Accounts payable	526,634	529,277
Other provisions	307,386	303,495
Deferred tax liabilities	772,884	786,571
Employee benefits	91,099	82,365
Other non-financial liabilities	792,518	644,702
Total non-current liabilities	10,831,964	10,705,872

Total liabilities	17,278,598	16,638,121

Share capital	3,146,265	3,146,265
Retained earnings	96,080	218,971
Treasury Shares	(178)	(178)
Other reserves	(211,531)	(4,365)
Equity attributable to the parent company’s equity holders	3,030,636	3,360,693
Minority interest	19,810	79,908

Total net equity	3,050,446	3,440,601

Total liabilities and equity	20,329,044	20,078,722

LATAM Airlines Group S.A.

Consolidated Statement of Cash Flow – Direct Method (in thousands of US Dollars)

	As of June 30, 2019	As of June 30, 2018

Cash flow from operating activities
Cash collections from operating activities
Proceeds from sales of goods and services	5,666,473	4,923,137
Other cash receipts from operating activities	52,441	48,217

Payments for operating activities
Payments to suppliers for goods and services	(3,686,587)	(3,057,890)
Payments to and on behalf of employees	(974,992)	(983,543)
Other payments for operating activities	(152,217)	(127,326)
Income Taxes refunded (paid)	(29,750)	(40,145)
Other cash inflows (outflows)	(26,071)	(15,745)

Net cash flows from operating activities	849,297	746,705

Cash flow used in investing activities
Cash flows arising from losing control of subsidiaries or other businesses	-	40,248
Cash flows used to obtain control of subsidiaries or other businesses	(6)	-
Cash flows used in the purchase of non-controlling interest	(289,582)	-
Other cash receipts from sales of equity or debt instruments of other entities	2,057,987	1,937,709
Other payments to acquire equity or debt instruments of other entities	(2,043,453)	(1,931,759)
Amounts raised from sale of property, plant and equipment	28,702	215,904
Purchases of property, plant and equipment	(406,557)	(277,352)
Purchases of intangible assets	(41,084)	(44,830)
Cash advances and loans granted to third parties	(37,000)	-
Interest Received	10,316	5,836
Other cash inflows (outflows)	(1,251)	5,757

Net cash flows used in investing activities	(721,928)	(48,487)

Cash flow from (used in) financing activities
Amounts raised from long-term loans	1,038,473	382,663
Amounts raised from short-term loans	50,000	205,000
Loans repayment	(617,926)	(960,696)
Payments of lease liabilities	(190,567)	(191,308)
Dividends paid	(55,116)	(63,359)
Interest paid	(255,892)	(275,798)
Other cash inflows (outflows)	(57,827)	(6,890)

Net cash flows from (used in) financing activities	(88,855)	(910,388)

Net increase (decrease) in cash and cash equivalents before effect of exchange rate changes	38,514	(212,170)
Effects of variations in the exchange rate on cash and equivalents	(58,808)	(155,945)
Net increase (decrease) in cash and cash equivalents	(20,294)	(368,115)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	1,081,642	1,142,004

CASH AND CASH EQUIVALENTS AT END OF PERIOD	1,061,348	773,889

LATAM Airlines Group S.A.

Consolidated Balance Sheet Indicators (in thousands of US Dollars)

	As of June 30	As of December 31
	2019	2018

Total Assets	20,329,044	20,078,722
Total Liabilities	17,278,598	16,638,121
Total Equity*	3,050,446	3,440,601
Total Liabilities and Shareholders equity	20,329,044	20,078,722

Debt
Current and long term portion of loans from financial institutions	5,836,086	5,636,872
Current and long term portion of obligations under capital leases	1,880,629	1,624,854
Total Financial Debt	7,716,715	7,261,726
Lease liabilities	2,933,434	2,858,049
Total Gross Debt	10,650,149	10,119,775
Cash and cash equivalents	-1,381,396	-1,404,070
Total Net Debt	9,268,753	8,715,705

(*) Note: Includes minority interest

LATAM Airlines Group S.A.

Main Financial Ratios

	As of June 30	As of December 31
	2019	2018

Cash and Equivalents as % of LTM revenues	13.6%	13.5%

Gross Debt (US$ thousands)	10,650,149	10,119,775
Gross Debt / EBITDA (LTM)	5.1	4.5

Net Debt (US$ thousands)	9,268,753	8,715,705
Net Debt / EBITDA (LTM)	4.5	3.9

Including the Revolving Credit Facility, Cash and Equivalents as % of LTM revenues reaches 19.5%

LATAM Airlines Group S.A.

Consolidated Fleet

	As of June 30, 2019
	Operating leases on balance under IFRS16	Aircraft on Property, Plant & Equipment	Total

Passenger Aircraft
Airbus A319-100	9	37	46
Airbus A320-200	39	91	130
Airbus A320- Neo	5	3	8
Airbus A321-200	19	30	49
Airbus A350-900	3	4	7
Boeing 767-300	2	31	33
Boeing 777-300 ER	6	4	10
Boeing 787-8	4	6	10
Boeing 787-9	10	4	14
TOTAL	97	210	307

Cargo Aircraft
Boeing 767-300F	1	8	9
TOTAL	1	8	9

Short-term leases
Boeing 777-200	1	-	1
TOTAL SHORT-TERM LEASES	1	0	1

TOTAL OPERATING FLEET	99	218	317

Subleases
Airbus A320-200	-	5	5
Airbus A350-900	2	1	3
Boeing 767-300F	-	1	1
TOTAL SUBLEASES	2	7	9

TOTAL FLEET	101	225	326

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 13, 2019	LATAM AIRLINES GROUP S.A.

	By:	/s/ Ramiro Alfonsin
	Name:	Ramiro Alfonsin
	Title:	CFO of LATAM Airlines Group